CIBT EDUCATION GROUP INC.

International Head Office: Suite 1200, 777 West Broadway Vancouver, BC V5Z 4J7

Tel: 604.871.9909 Fax: 604.871.9919

Email: info@cibt.net

web: www.cibt.net www.cibt.edu www.cibt-bh.edu.cn www.help-ads.com

TSX.V: CPT

December 14, 2007

OTC.BB (US): CBTGF

CIBT Education Group Completes Share Exchange with Shane Corporation S.àr.l

CIBT Education Group Inc. (TSXV: CPT; OTC.BB (US): CBTGF) reports that it has completed an exchange of its common shares for all of the shares of CIBT School of Business & Technology Corp. (the “Subsidiary”) held by Shane Corporation S.àr.l.  The shares of CIBT Education Group Inc. (the “Company”) issued to Shane Corporation S.àr.l are subject to a hold period expiring on April 11, 2008.

The following information is published on behalf of Shane Corporation S.àr.l.

On December 10, 2007, in accordance with the terms of an Agreement and Plan of Reorganization dated as of December 10, 2007 (the "Reorganization Agreement"), Shane Corporation S.àr.l  (the “offeror”), among other things, exchanged 5,361,677 common shares of the Subsidiary it held for 10,000,000 common shares of the Company.  Immediately after the exchange under the Reorganization Agreement giving rise to this report, the offeror holds 10,000,000 common shares of the Company, which in the aggregate represents approximately 16.5% of the total issued and outstanding common shares of the Company immediately following such exchange.

In addition, the offeror has offered, pursuant to a subscription agreement between the offeror and the Company, to subscribe for additional equity interests of the Company in a private placement for aggregate consideration of US$1,500,000 (the "Subscription").  The number of units of the Company (each a "Unit") to be purchased will be determined upon conversion of the US$1,500,000 at the then-current currency exchange rate.  Each Unit has a purchase price of C$1.90 per Unit.  Each Unit consists of one common share of the Company and one-half of a share purchase warrant, with each whole warrant (a "Warrant") entitling the holder to purchase an additional common share of the Company at a price of C$2.25 per share for a period of two years.  If the Company's common shares trade at a price of C$3.38 or higher for 120 consecutive trading days at any time following issuance of the Warrant, then at the Company's election, any unexercised Warrants will automatically expire on the 30th day following the delivery of written notice of such election to the holders of the Warrant.  The offer has not yet been accepted by the Company, and is conditional upon approval by the TSX Venture Exchange and satisfaction of other customary conditions.

The offeror acquired the securities giving rise to this news release for investment purposes. It is the offeror’s intention to evaluate the investment from time to time and determine whether to increase or decrease its shareholdings.

CIBT Education Group Inc.

“TOBY CHU”

Toby Chu

President & CEO

Investor Relations Contact: Vantage Communications * N. America Toll Free: 1-800-574-0901* Email: support@vantageir.com

About CIBT Education Group Inc.:

CIBT Education Group, headquartered in Canada is an education management company with operations internationally. Founded in 1986, CIBT Education Group has a long track record of success in the international business arena.  Its subsidiary, CIBT School of Business has been a leading business, technology and technical school in China since 1994.  CIBT delivers US and China accredited business and management degree programs, automotive, diesel and marine maintenance programs, IT programs, and career/vocational programs through its network of campuses across China.

 THE TSX VENTURE EXCHANGE HAS NOT REVIEWED AND DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS NEWS RELEASE. THIS NEWS RELEASE SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY SECURITIES IN ANY JURISDICTION.